DIVISION OF
TRADING AND MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]N, D.C. 20549

09050003

Act: Exchange Act of 1934
Section: 15(a),(b)
Rule: 15b1-3
Public Availability: 1-14-08

January 14, 2008

Geoffrey T. Chalmers, Esq.
33 Broad Street
Suite 1100
Boston, MA 02109

Re: *Revision of Prior Interpretation Provided to Woodstock Financial Group, Inc.*

Dear Mr. Chalmers:

By letter dated November 7, 2007, the staff of the Division of Trading and Markets responded to your inquiry regarding whether the transaction described more fully in your letter dated June 14, 2007, on behalf of Woodstock Financial Group, Inc. ("Woodstock"), a registered broker-dealer, would require Woodstock to file a new application for registration on Form BD or an amendment to Woodstock's Form BD. As you describe the transaction, Woodstock, a Georgia corporation, would transfer all of its broker-dealer business to a wholly-owned Delaware subsidiary of Woodstock that is an unregistered entity.

As you know, Rule 15b1-3(b) under the Securities Exchange Act of 1934 ("Exchange Act") provides that if an unregistered entity succeeds to the business of a registered broker-dealer and the "succession is based solely on a change in the predecessor's date or state of incorporation, form of organization, or composition of a partnership," then succession can be effected by amending the registration of the predecessor broker-dealer on Form BD. As the Commission stated in adopting Exchange Act Rule 15b1-3, "[a] succession that involves a change in control is not based solely upon an event enumerated in the rules, and therefore cannot be effected by amendment."[1]

In the November 7, 2007 letter, the staff expressed the view that the transaction described in your letter would result in a change in control because the direct shareholders of Woodstock and the unregistered entity would not be the same; rather Woodstock would become the direct shareholder of the unregistered entity.

After additional reflection, the staff has reconsidered this interpretation based on representations contained in your letter including that (i) the officers, directors and key management personnel of the unregistered entity after the succession would be exactly the same as those of Woodstock and (ii) the shareholders of Woodstock, with no change in ownership or control, would become the indirect shareholders of the unregistered entity. As a result, the staff no longer believes that the transaction you describe would

[1] *See* Securities Exchange Act Release No. 31661 (December 28, 1992), 58 FR 7 (January 4, 1993), at note 21.

result in a change in control for purposes of Exchange Act Rule 15b1-3.[2] For that reason, under the circumstances described more fully in your letter, Exchange Act Rule 15b1-3 would permit the unregistered entity to succeed to the business of Woodstock by amending the registration of Woodstock, which would become the predecessor broker-dealer, on Form BD.

Sincerely,

Catherine McGuire
Chief Counsel

[2] This letter does not affect the separate and distinct obligations that Woodstock would have as a result of the rules of a self-regulatory organization of which it is a member. *See, e.g.*, Rule 1017 of the Financial Industry Regulatory Authority (f/k/n National Association of Securities Dealers) rule book.

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

FROM: Ignacio Sandoval
Office of Chief Counsel
Division of Trading and Markets

RE: Recent Letters

DATE: January 17, 2008

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5662, if you have any questions. Thank you.

Enclosure

Woodstock Financial Group, Inc. – Revised No-action relief regarding Exchange Act Sections 15(a) and (b).

Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3109
e-mail: chalm@worl6Ttel.,ait.net

Office of Chief Counsel
JUL 23 2007
Division of Market Regulation

Office of General Counsel
Division of Market Regulation
U.S. Securities and Exchange Commission
Washington, D.C. 20549

June 14, 2007

Re: Woodstock Financial Group, Inc. (BD No. 38095)
SEC Rule 15b1-3 and Release No. 34-31661
Successor Broker Dealer

Dear Sirs:

I represent a "full service" broker-dealer incorporated as a Georgia corporation which wishes to reorganize as follows:

1. It will establish a wholly-owned Delaware subsidiary.
2. It will transfer the broker dealer assets, liabilities, name, business, management, employees and other broker dealer operations to this new Delaware subsidiary.
3. The new unregistered entity will continue to be owned by the parent corporation, which will change its name and remain as a holding company with no change in ownership or control.
4. The business, management, operations and capital structure of the new entity will be exactly the same as they were before with no change in control.
5. The new successor entity proposes to comply with Rule 15b1-3 by filing an amendment to the existing Form BD showing (a) a change in the state of incorporation and (b) a change in Schedule A to show the name of the parent company.

SEC Rule 15b1-3 governs the registration of a successor to a registered broker dealer. Rule 15b1-3(e; requires that a successor to an existing registered broker

dealer file a new application for registration on Form BD and that the predecessor shall file a notice of withdrawal. Rule 15b1-3(b) reads as follows (emphasis supplied:

> *"Notwithstanding paragraph (a) of this section, if a broker or dealer succeeds to and continues the business of a registered predecessor broker or dealer, and the succession is based solely on a change in the predecessor's date or state of incorporation, form of organization, or composition of a partnership, the successor may, within 30 days after the succession, amend the registration of the predecessor broker or dealer on Form BD to reflect these changes. This amendment shall be deemed an application for registration filed by the predecessor and adopted by the successor." (emphasis supplied)*

interpreting the foregoing language, SEC Release No. 34-31661 clearly states:

> *"In limited circumstances the successor rules permit the successor to file an amendment to the predecessor's Form BD..., rather than its own original application for registration. The only successions that may be, completed by filing an amendment are those that are the result of a formal change in the structure or legal status of the broker - dealer...i.e. successions that involve the creation o a new legal entity but no practical change in the control or operations of the broker-dealer... The successor rules provide that a succession that is based solely upon certain events, such as a change in the form of organization, may be effected by amendment. See eg.Rule 15b1-3(b) under the Exchange Act as amended "(emphasis supplied).*

We submit that the proposed reorganization clearly fits within SEC Rule 15b1-3(b), as interpreted by SEC Release No. 34-31661. This is clearly a succession that "involves the creation of a new legal entity but no practical change in the control or operations of the broker-dealer."

The officers, directors and key management personnel of the new subsidiary will be exactly the same as those for the parent. There is no change in "control" of the broker-dealer within the meaning of the securities laws. For example, the SEC Rule defining "control" describes it as "the possession, direct or indirect, of the power cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.". Clearly, no change in "control" will take place here.

Accordingly, we believe that all we need to do to effect the succession of our wholly-owned subsidiary to the NASD broker-dealer license of the parent is to file an amendment to our Form BD, because a *"succession that is based solely upon...a change in the form of organization may be effected*

by amendment. "(see above.

The SEC pronouncements do make a lot of practical sense in this case. All the required information about our broker dealer is already on file with the NASD and SEC. The firm has been in business as a NASD licensed broker-dealer for well over 12 years with no regulatory discipline. We are always current in our filings. Our last NASD Exam was in May, 2006 with no major deficiencies. It would make little sense to subject our firm to a duplicative, expensive and time-consuming application for new membership, requiring submission of voluminous information already on file with, and in most cases already reviewed and approved by, the NASD.

Please be kind enough to confirm to us that our interpretation of Rule 15b1-3(b) and SEC Release No. 34-31661 is correct and that we may establish a subsidiary as previously described to you and may cause it to succeed to the NASD-regulated business of Woodstock Financial Group, Inc. by a simple amendment to Form BD and that the newly-established wholly-owned subsidiary may obtain the advantage of SEC Rule 15b1-3(b) by amendment to Form BD, without having to file an application as a new broker-dealer under Rule 1013.

Sincerely yours,

Geoffrey T. Chalmers, Esq.

Woodstock Financial Group, Inc.

END